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Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 29 2008

Washington, DC
110

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SEC FILE NUMBER
8- 67529

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01|01|07__ AND ENDING __12/31/07__ ʎ
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sailfish Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Sailfish Securities LLC
_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ernest Pittarelli   203-614-3681
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Graber, Plotzker + Ward, LLP
(Name – *if individual, state last, first, middle name*)

150 East 58th St.   NY   NY   10155
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 4 2008

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, __Salvatore Naro__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Sailfish Securities LLC__ , as of __December 31__ , 20 __07__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None__

JENNIFER GANINO
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2011

_____
Signature

__CEO__
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2B

Sailfish Securities LLC

(a development stage company)
(Wholly owned by Sailfish Investment Management LLC)
Statement of Financial Condition
December 31, 2007

Sailfish Securities LLC
(a development stage company)

Contents



Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

INDEPENDENT AUDITORS' REPORT

To the Member of
Sailfish Securities LLC

We have audited the accompanying statement of financial condition of Sailfish Securities LLC (a development stage company) (wholly owned by Sailfish Investment Management LLC) as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sailfish Securities LLC at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Davis, Graber, Plotzker & Ward, LLP
New York, New York
February 28, 2008

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Sailfish Securities LLC
(a development stage company)
(Wholly owned by
Sailfish Investment Management LLC)
Statement of Financial Position
December 31, 2007

Assets

Current:		
Cash	$	82,945

Liabilities and Member's Capital

Current Liabilities:		
Due to Sailfish Capital Partners, LLC- affiliate	$	38,400
Member's capital, including deficit accumulated during		
the development stage of $5,555		44,545
	$	82,945

See accompanying notes to financial statements.

Note 1- Summary of Significant Accounting Policies

Description of Business

Sailfish Securities LLC (the "Firm"), a Delaware limited liability company, was formed on September 6, 2006 and became a member of FINRA on July 18, 2007 (commencement of operations). The Firm is wholly owned by Sailfish Investment Management LLC ("Management LLC"). Salvatore Naro is General Securities Principal of the Firm and a managing member of Management LLC.

Income Taxes

The Company is a single member limited liability company and, as such, is a disregarded entity for federal and state income taxes. The Company's taxable income is included in the income tax returns of Management LLC.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those amounts.

Note 2 - Related Party Transactions

The Company, which has no personnel or facilities, entered into a Personnel and Facilities Arrangement (" Arrangement ") with an affiliated limited liability company ("Affiliate") in July 2007. The Arrangement calls for a monthly fee to be paid to the affiliate based on the estimated monthly allocated time and facility expenses believed to be allocable to the Company. Expenses totaling $6,000 were allocated during the year ended December 31, 2007.

Note 3- Development Stage Operations

The Company, from its inception, has devoted its efforts primarily to administrative functions and developing business. No revenues have been earned from inception to December 31, 2007. The Company plans to cover its operating costs during the development stage by additional capital contributions from its member.

Note 4- Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital not exceed a ratio of 15 to 1. At December 31, 2007, the Company had net capital of $44,505 and a net capital ratio of .86 to 1. The Company's minimum net capital requirement was $5,000.



Davis, Graber, Plotzker & Ward, LLP
Certified Public Accountants and Consultants

150 East 58th Street, 20th Floor
New York, NY 10155
Tel: 212-230-2600
Fax: 212-758-0215

**Independent Auditor's Report on
Internal Accounting Control
Required by Sec Rule 17a-5**

To the Member of
Sailfish Securities, LLC

In planning and performing our audit of the financial statements of Sailfish Securities LLC (a development stage company) (wholly owned by Sailfish Investment Management LLC) for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sailfish Securities LLC (A Development Stage Company) that we considered relevant to the objectives stated in 17a-5(g), in making periodic computations of aggregate indebtedness and net capital requirements under 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefit and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

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transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, stockholder, management, and Securities and Exchange Commission and should not be used for any other purpose.

Davis, Graber, Plotzker & Ward, LLP
Davis, Graber, Plotzker & Ward, LLP
New York, New York
February 28, 2008

